ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

RESULTS FOR THE PERIOD FROM JANUARY TO SEPTEMBER 2010

We present below the main achievements of Itaú Unibanco Holding S.A. (Itaú Unibanco) for the period from January to September 2010.

1.
Net income for the period from January to September 2010 amounted to R$ 9.4 billion, with annualized return of 23.3% on average equity. Recurring net income was R$ 9.6 billion, with annualized return of 23.8%. Consolidated stockholders’ equity totaled R$ 57.2 billion at the end of September 2010.

2.
Itaú Unibanco paid or provided for taxes and contributions in the amount of R$ 9.4 billion in the period from January to September 2010. The Bank also withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$ 5.7 billion.

3.
Consolidated assets totaled R$ 686.2 billion at September 30. The loan portfolio, including endorsements and sureties, reached R$ 313.2 billion, an increase of 16.6% as compared to the balance at September 30, 2009. In Brazil, the balance of loans to individuals reached R$ 118.8 billion, with a growth of 15.9% as compared to the same period of 2009. The balance of the large company portfolio reached R$ 104.4 billion, whereas the very small, small and middle-market company portfolio reached R$ 76.4 billion, a growth of 30.0% as compared to the same period of 2009. In relation to the previously mentioned items, the real estate loan portfolio showed an outstanding performance, having reached R$ 12.0 billion, a growth of 52.7% as compared to the same period of 2009.

4.
Free, raised and managed assets totaled R$ 941.9 billion, an increase of 13.1% as compared to September 30, 2009. The Basel ratio stood at 15.3% at the end of September 2010, based on economic-financial consolidated.

5.
Itaú Unibanco’s preferred shares rose 12.7%, as compared to the quotation of September 30, 2009. The market value at Stock Exchanges of Itaú Unibanco, calculated considering the average quotation of preferred shares outstanding at the last trading session of the period, reached R$ 182.2 billion at the end of September. According to the company Bloomberg, Itaú Unibanco ranked tenth among banks in the world at September 30, 2010, having market value as parameter.

6.
Itaú BBA took part in operations of debentures and promissory notes that totaled R$ 12.1 billion, and of securitization that totaled R$ 2.3 billion in the first nine months of 2010. In the Brazilian Financial and Capital Markets Association (ANBIMA) ranking, it occupied the first position regarding distribution of fixed income in September 2010, with a market share of 20.0%, and the second position in international issuances, where it acted as joint bookrunner of offerings with total volume of US$ 11.6 billion. Noteworthy in the period was the offering of Brazilian sovereign bonds carried out by Itaú BBA, which became the first Brazilian bank to lead the funding for the National Treasury through Global 2041, with a total volume of US$ 500 million. In capital markets, in the first nine months it coordinated ten public offerings that totaled R$ 130.8 billion, consolidating its leadership position among the market leaders. In September 2010, it acted as coordinator in 61% of transactions, which accounted for 91% of the financial volume issued in this year, and it also provided financial advisory services to 26 merger and acquisition operations, closing the period in the second position of Thomson ranking in number of transactions.

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7.
Itaú Unibanco completed on October 24, 2010, before two years have passed after the merger, the integration of the whole base of points of service throughout Brazil. In total, 998 branches and 245 banking service stations of Unibanco were fully redesigned and integrated to 3,900 points of Itaú, thus creating a network of almost five thousand units in the whole country, all of which with the Itaú brand.

8.
Itaú Unibanco employed approximately 107 thousand people at the end of September, including approximately 6 thousand employees in foreign units. The employee’s fixed compensation plus charges and benefits totaled R$ 8.8 billion for the period from January to September 2010. Welfare benefits granted to employees and their dependants totaled R$ 1.3 billion. In addition, approximately R$ 147 million were invested in education, training and development programs.

9.
For the eleventh consecutive year, Itaú Unibanco is the only Latin American financial institution in the Dow Jones Sustainability Index (DJSI) portfolio since it was created. In the 2010/2011 review, it achieved top score (100%) in the “Human Capital Development” criterion, and had a score above the average of the sector in all of the reviewed items.

10.	In the period, social and cultural investments of Itaú Unibanco reached R$ 137 million, of which we highlight the investments in education and culture.

The complete financial statements and the Management’s Discussion & Analysis Report of Itaú Unibanco, which present further details on the results for the period, are available on the Itaú Unibanco website: www.itau-unibanco.com.br/ri.

São Paulo, November 1, 2010.

Pedro Moreira Salles
Chairman of the Board of Directors

ALFREDO EGYDIO SETUBAL
Investor Relations Officer